UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

On August 17, 2022, Sanofi issued the press release attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated August 17, 2022: Sanofi provides update on amcenestrant clinical development program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 17, 2022		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger Title: Head of Securities Law and Capital Markets

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